Correspondence

June 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Ascent Solar Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-288300) – Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (File No. 333-288300) (the “Registration Statement”), hereby concurs in the request by Ascent Solar Technologies, Inc. that the effective date of the above-referenced registration statement be accelerated to 2:00 P.M. (Eastern Time), or as soon as practicable thereafter, on June 27, 2025, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours, H.C. WAINWRIGHT & CO., LLC By: /s/ Mark W. Viklund Name: Mark W. Viklund Title: Chief Executive Officer